Exhibit 99.1

EHang Reports Third Quarter 2021 Unaudited Financial Results

- Continued with Over 60% High Gross Margin

- EHang 216 Type Certification Progresses Well

- About 2,800 Operational Trial Flights Conducted under 100 Air Mobility Routes Initiative

- Expanded Partnerships Internationally in Building UAM Ecosystem

Guangzhou, China, December 2, 2021 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Financial and Operational Highlights for the Third Quarter 2021

•

Total revenues were RMB13.0 million (US$2.0 million), representing an increase of 6.6% from RMB12.2 million in the second quarter of 2021, as the Company has been strategically transitioning into an operation platform-oriented model.

•	Gross margin was 61.8%, representing a continued high gross margin level and a decrease of 6.2 percentage points from the second quarter of 2021 mainly due to the changes in revenue mix.

•	Operating loss was RMB73.3 million (US$11.4 million), compared with RMB74.9 million in the second quarter of 2021.

•	Adjusted operating loss[1] (non-GAAP) was RMB48.9 million (US$7.6 million), compared with RMB49.4 million in the second quarter of 2021.

•	Net loss was RMB72.3 million (US$11.2 million), compared with RMB74.6 million in the second quarter of 2021.

•	Adjusted net loss[2] (non-GAAP) was RMB47.8 million (US$7.4 million), compared with RMB49.1 million in the second quarter of 2021.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB357.0 million (US$55.4 million) as of September 30, 2021, compared to RMB189.4 million as of December 31, 2020.

•	Sales and deliveries of the EHang 216 AAVs, were 8 units, compared with 3 units in the second quarter of 2021.

•	Under the 100 Air Mobility Routes Initiative, about 2,800 operational trial flights of the EHang 216 have been conducted at 7 selected operation spots to date.

•

The Company believes quarter-on-quarter comparisons, instead of year-over-year comparisons, can present more meaningful comparable information about its financial and operational results for the third quarter ended September 30, 2021, as the Company has been strategically transitioning from a product sales centric model before 2021 into a more operation platform-oriented model beginning in 2021.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Certification Process Updates for the Third Quarter 2021

EHang’s certification work continued to make progress in the third quarter of 2021, as more expert meetings were held between the Civil Aviation Administration of China (“CAAC”) and EHang. EHang’s certification team worked diligently with the CAAC experts towards formulating relevant standards for the EHang 216 type certification. Specifically, EHang made critical contributions of its technological expertise and know-how related to autonomous aerial vehicles, command-and-control system, etc. Currently, the CAAC has basically completed the formulation of airworthiness certification standards for the unmanned aircraft systems.

Meanwhile, EHang has been working on the means of compliance for the EHang 216 and the required tests have been well planned and in the process of being conducted including the FCU environmental test according to RTCA DO-160, the FCU & communication system switching test, the fuselage & critical parts static test, etc.

EHang has also achieved more than 20,000 autonomous trial flights of the EHang 216 AAVs across 11 countries by the end of November 2021, which is unparalleled safe record. EHang’s certification preparation efforts since 2017 and practical operational experience accumulated under various conditions will be instrumental in accelerating the verification of compliance process. Furthermore, EHang and the CAAC have reached a consensus on a guiding principle that operational trial flights can gradually be carried out while advancing the certification process.

100 Air Mobility Routes Initiative Updates for the Third Quarter 2021

Strategically positioned as an urban air mobility (“UAM”) platform operator, EHang continued to implement the 100 Air Mobility Routes Initiative in the third quarter of 2021. With this world leading operational initiative, we believe that we are way ahead of the curve in the global UAM industry in implementing the air mobility operations by utilizing cutting-edge AAV and electric vertical takeoff and landing (“eVTOL”) technologies.

Specifically, EHang has set up a specialized operating team consisting of about 50 members, which will continue to expand. Key members have previous operational experience at world-renowned or regionally leading aviation, airline, mobility or tech companies such as Airbus, Hainan Airlines, Hong Kong Airlines, Hong Kong Express, BMW, CITIC COHC and IBM.

Furthermore, EHang has been developing an air mobility operation system and mechanism covering route planning, flight operations, safety management, regulatory compliance, digital operational platform, sales and marketing, etc.

EHang, together with its partners, have established air mobility trial operations for aerial sightseeing or short-distance air mobility at selected operation spots in cities such as Guangzhou, Hezhou, Shenzhen, Zhaoqing and Sanya in China under the 100 Air Mobility Routes Initiative. Since EHang started to implement the 100 Air Mobility Routes Initiative, 7 operation spots have been developed and about 2,800 operational trial flights of the EHang 216 AAVs have been conducted to date at these operation spots under the relevant compliance framework. With abundant operational experience accumulated and safety records built, the Company expects to turn these operational trial flights into commercial ones after the approval of the EHang 216 Type Certificate is obtained.

Especially, EHang is establishing a sample regular air mobility operation model for aerial sightseeing at the vertiport of one of its partners, HELI-EASTERN, in the oceanfront Maluan Hill area (“MLH base”) in Shenzhen, China since amid November. With a daily frequency of 6 operational trial flights per EHang 216 AAV initially, EHang looks to further expand operation frequencies as market demands increase. The Company expects that over 30,000 flight seats can be provided on an annual basis at the MLH base once operations ramp up. The above-mentioned sample operation model, after being established, is expected to be replicated and implemented in other operation spots under the 100 Air Mobility Routes Initiative.

Along with the above, EHang has been developing a digital operational platform covering online booking, scheduling, payment, vehicle monitoring, route management, ATM (air traffic management) synchronizing and integration, etc. to digitize the operational processes.

Pictures above: Operational trial flights of the EHang 216 AAVs at different operation spots in China

Business Highlights for the Third Quarter 2021 and Recent Developments

•	EHang 216F Participated in Urban Fire Rescue Drills upon Completion of Technical Examination

In July, EHang completed a comprehensive 10-month technical examination on the EHang 216F, the firefighting model, and 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China. Afterwards, the EHang 216F AAVs participated in multiple urban fire rescue drills organized by local emergency and/or fire departments in cities such as Guangzhou, Qingdao, Hezhou, Qingyuan in China. These have laid a solid foundation for the commercialization of the EHang 216F AAVs.

•	Partnership with HELI-EASTERN to Initiate UAM Operations in Shenzhen, China

As a milestone of the 100 Air Mobility Routes Initiative, in September, EHang established a partnership with Shenzhen East General Aviation (“HELI-EASTERN”), a leading general aviation carrier and helicopter service provider in the Guangdong-Hong Kong-Macao Greater Bay Area (“GBA”), China. Both parties are jointly implementing UAM operations in the designated integrated airspace for helicopters and AAVs in Shenzhen, China.

•	Partnership with Shenzhen Expressway to Jointly Develop Smart City Transportation Network

In October, EHang and Shenzhen Expressway, listed on Shanghai and Hong Kong stock exchanges, announced the deployment and a live demonstration of the first AAV command-and-control platform for expressway network management, emergency rescue and safe operations in Shenzhen, China. Moreover, both parties will explore the innovative integration of AAV air mobility and expressway networks for smart city transportation, as another important partnership for the 100 Air Mobility Routes Initiative in GBA.

•	Partnership with Globalvia to Co-Develop UAM in Iberian Peninsula and Latin America

In July, EHang entered into a partnership with Globalvia, a world leader in the management of transport infrastructure concessions, which operates 27 highways and railways projects servicing over 250 million users a year across seven countries. Both parties will promote, develop and implement UAM operations of AAVs through advancing flight tests and demonstrations, training and maintenance, regulatory certification and business development in Iberian Peninsula and Latin America regions.

•	EHang 216 and Falcon AAVs Trial Flights for Airport Transport and Parcel Delivery in Estonia

In September, the EHang 216 and Falcon AAVs performed Beyond Visual Line of Sight (“BVLOS”) trial flights for airport transport and parcel delivery in Estonia under the European Union’s GOF 2.0 Integrated Urban Airspace Validation project.

•	Cooperation with Spanish National Police in Emergency and Security Missions

In October, EHang reached a cooperation with the Spanish National Police to explore potential use cases for AAVs in emergency and security missions, such as firefighting, accessing contaminated areas with nuclear, radiological, bacteriological or chemical risks, landing in confined areas, transporting supplies, and other police services that may require agile mobility.

•	EHang 216 Debut Autonomous Flight Demo in Indonesia

In November, the EHang 216 completed a debut autonomous flight demonstration for aerial sightseeing in the world-famous tourism spot – Bali, Indonesia, with a Special Certificate of Airworthiness issued by the Directorate General of Civil Aviation of the Republic of Indonesia.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “We continued to achieve a high gross margin of 61.8% in the third quarter through our leading capabilities to develop and deliver reliable AAV products and solutions to our customers in the emerging UAM and eVTOL aircraft industry. In addition to providing AAV products and solutions, we have kept moving forward steadily with our UAM platform operator strategy by enhancing our certification, manufacturing and operational processes and laid a solid foundation for the execution of the 100 Air Mobility Routes Initiative. Our partnerships with like HELI-EASTERN and Shenzhen Expressway are important, not only offering us a quick access to plentiful infrastructure resources for our AAV operations, but also bringing innovative and feasible UAM applications that can be integrated to smart city transportation networks. We will continue to strengthen our industry leadership as we expect ourselves to be from the first of commercial AAV deliveries to the first of commercial AAV operations for urban air mobility in the future.”

Financial Results for the Third Quarter 2021

Revenues

Total revenues were RMB13.0 million (US$2.0 million), representing an increase of 6.6% from RMB12.2 million in the second quarter of 2021.

Costs of revenues

Costs of revenues were RMB5.0 million (US$0.8 million), compared with RMB3.9 million in the second quarter of 2021, primarily due to the change in the sales volume of AAV products and solutions.

Gross profit

Gross profit was RMB8.0 million (US$1.2 million), compared with RMB8.3 million in the second quarter of 2021.

Gross margin was 61.8%, compared with 68.0% in the second quarter of 2021. The decrease in gross margin was mainly due to changes in revenue mix as a higher margin command and control system was delivered in the second quarter of 2021.

Operating expenses

Total operating expenses were RMB86.3 million (US$13.4 million), compared with RMB85.3 million in the second quarter of 2021. Operating expense as a percentage of total revenues was 665.5%, compared with 701.6% in the second quarter of 2021.

•	Sales and marketing expenses were RMB10.7 million (US$1.7 million), down 0.2% from RMB10.8 million in the second quarter of 2021.

•

General and administrative expenses were RMB36.9 million (US$5.7 million), down 13.9% from RMB42.8 million in the second quarter of 2021. The decrease was mainly due to the one-time additional expenses related to extension of annual report filing in the second quarter of 2021 and partially offset by the prudent provisions of accounts receivable related to the COVID-19 impacts.

•

Research and development expenses were RMB38.7 million (US$6.0 million), up 21.8% from RMB31.8 million in the second quarter of 2021. The increase was mainly due to an increase in expenditure for developing new AAV models, including both passenger-grade and non-passenger-grade AAV models such as VT-30 and other products in pipeline and related operating systems with enhanced functionalities.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB61.8 million (US$9.6 million), representing an increase of 3.3% from RMB59.9 million in the second quarter of 2021. Adjusted operating expenses as a percentage of total revenues was 476.9%, compared with 492.0% in the second quarter of 2021. Adjusted sales and marketing expenses, adjusted general and administration expenses and adjusted research and development expenses were RMB6.1 million (US$0.9 million), RMB25.1 million (US$3.9 million) and RMB30.6 million (US$4.8 million) in the third quarter of 2021, respectively. The increase in adjusted operating expenses was primarily due to the reasons discussed under the heading “Operating expenses” above.

Operating loss

Operating loss was RMB73.3 million (US$11.4 million), compared with RMB74.9 million in the second quarter of 2021.

Adjusted operating loss (non-GAAP)4

Adjusted operating loss was RMB48.9 million (US$7.6 million), compared with RMB49.4 million in the second quarter of 2021.

Net loss

Net loss was RMB72.3 million (US$11.2 million), compared with RMB74.6 million in the second quarter of 2021.

Adjusted net loss (non-GAAP)5

Adjusted net loss was RMB47.8 million (US$7.4 million), compared with RMB49.1 million in the second quarter of 2021.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB47.5 million (US$7.4 million), compared with RMB48.9 million in the second quarter of 2021.

[3]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[4]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[5]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.65 (US$0.10). Adjusted basic and diluted net loss per ordinary share6 (non-GAAP) were both RMB0.43 (US$0.07).

Basic and diluted net loss per ADS were both RMB1.30 (US$0.20). Adjusted basic and diluted net loss per ADS7 (non-GAAP) were both RMB0.86 (US$0.14).

Balance Sheets

The cash, cash equivalents, restricted cash and short-term investments balances were RMB357.0 million (US$55.4 million) as of September 30, 2021, compared to RMB189.4 million as of December 31, 2020.

Business Outlook

The Company adjusted the annual revenue forecast for 2021 to be between RMB50 million and RMB60 million mainly due to the following reasons: (1) the Company has been strategically transitioning from a product sales centric model into a more operation platform-oriented model and the ramp-up of operational revenues is subject to the certifications of the EHang 216 AAV; and (2) the potential orders of the EHang 216F are expected to take longer sales cycle due to the procurement procedures of relevant government entities which are typical customers for the product.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to change, especially considering uncertainties and situations related to how the COVID-19 pandemic further develops.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Thursday, December 2, 2021, U.S. Eastern Time (9:00 PM on December 2, 2021, Beijing/Hong Kong Time).

Please register in advance for the conference using the link provided below and dial in 10 minutes before the conference is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/6108427.

A replay of the conference call may be accessed by phone at the following numbers until December 10, 2021. To access the replay, please reference the conference ID 6108427.

Phone Number
International	+61 2 8199 0299

United States	+1 855 452 5696 +1 646 254 3697

Hong Kong	+852 800963117

Mainland China	+86 4006322162 +86 8008700205

[6]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[7]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

A live and archived webcast of the conference call will be available on the company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating profit/(loss), adjusted net income/(loss), adjusted net income/(loss) attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,840	284,391	44,137
Restricted cash	2,333	—	—
Short-term investments	49,271	72,634	11,273
Accounts receivable, net	163,146	95,056	14,752
Cost and estimated earnings in excess of billings	717	717	111
Inventories, net	47,094	66,064	10,253
Prepayments and other current assets	21,421	34,418	5,341
Amount due from a related party	2,639	—	—

Total current assets	424,461	553,280	85,867

Non-current assets:
Property and equipment, net	20,869	35,440	5,500
Intangible assets, net	1,062	807	125
Long term loans receivable	14,934	13,253	2,057
Long-term investments	2,919	3,619	562
Other non-current assets	20,304	2,381	370

Total non-current assets	60,088	55,500	8,614

Total assets	484,549	608,780	94,481

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	15,000	10,000	1,552
Accounts payable	53,147	44,637	6,928
Contract liabilities	7,492	9,859	1,530
Accrued expenses and other liabilities	81,578	52,201	8,101
Deferred income	750	746	116
Deferred government subsidies	80	1,132	176

Total current liabilities	158,047	118,575	18,403

Non-current liabilities:
Long-term bank loans	—	20,000	3,104
Mandatorily redeemable non-controlling interests	40,000	40,000	6,208
Deferred tax liabilities	292	292	45
Unrecognized tax benefit	5,480	5,480	850
Deferred income	2,970	2,394	372
Deferred government subsidies	60	—	—

Total non-current liabilities	48,802	68,166	10,579

Total liabilities	206,849	186,741	28,982

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Ordinary shares	72	73	11
Additional paid-in capital	1,081,299	1,437,054	223,027
Statutory reserves	1,035	1,035	161
Accumulated deficit	(808,038)	(1,016,573)	(157,770)
Accumulated other comprehensive income	1,950	(98)	(15)

Total EHang Holdings Limited shareholders’ equity	276,318	421,491	65,414
Non-controlling interests	1,382	548	85

Total shareholders’ equity	277,700	422,039	65,499

Total liabilities and shareholders’ equity	484,549	608,780	94,481

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	70,980	12,164	12,965	2,012	125,498	48,106	7,466
Costs of revenues	(28,958)	(3,897)	(4,955)	(769)	(51,769)	(17,303)	(2,685)

Gross profit	42,022	8,267	8,010	1,243	73,729	30,803	4,781
Operating expenses:
Sales and marketing expenses	(8,344)	(10,762)	(10,740)	(1,667)	(23,338)	(30,988)	(4,809)
General and administrative expenses	(16,044)	(42,809)	(36,845)	(5,718)	(43,000)	(125,713)	(19,510)
Research and development expenses	(19,777)	(31,769)	(38,699)	(6,006)	(54,307)	(98,322)	(15,259)

Total operating expenses	(44,165)	(85,340)	(86,284)	(13,391)	(120,645)	(255,023)	(39,578)
Other operating income	333	2,163	4,945	767	4,826	9,775	1,517

Operating loss	(1,810)	(74,910)	(73,329)	(11,381)	(42,090)	(214,445)	(33,280)
Other income/(expense):
Interest and investment income	738	561	1,427	221	3,124	3,945	612
Interest expenses	(669)	(474)	(474)	(74)	(1,645)	(1,342)	(208)
Foreign exchange (loss)/gain	(233)	38	(162)	(25)	(226)	(430)	(67)
Other income	678	192	310	48	1,003	3,378	524
Other expense	(56)	—	(11)	(2)	(1,745)	(346)	(54)

Total other income/(expense)	458	317	1,090	168	511	5,205	807
Loss before income tax and gain from equity method investment	(1,352)	(74,593)	(72,239)	(11,213)	(41,579)	(209,240)	(32,473)

Income tax (expenses)/benefits	—	—	(12)	(2)	145	(129)	(20)

Loss before gain from equity method investment	(1,352)	(74,593)	(72,251)	(11,215)	(41,434)	(209,369)	(32,493)
Gain from equity method investment	288	—	—	—	236	—	—

Net loss	(1,064)	(74,593)	(72,251)	(11,215)	(41,198)	(209,369)	(32,493)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(1,064)	(74,593)	(72,251)	(11,215)	(41,198)	(209,369)	(32,493)
Net loss attributable to non-controlling interests	798	197	276	43	2,765	834	129

Net loss attributable to ordinary shareholders	(266)	(74,396)	(71,975)	(11,172)	(38,433)	(208,535)	(32,364)

Net loss per ordinary share:
Basic and diluted	(0.002)	(0.67)	(0.65)	(0.10)	(0.35)	(1.88)	(0.29)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	109,608	110,858	111,240	111,240	109,541	110,861	110,861
Diluted	109,950	110,858	111,240	111,240	109,541	110,861	110,861
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(0.004)	(1.34)	(1.30)	(0.20)	(0.70)	(3.76)	(0.58)
Other comprehensive (loss)/income
Foreign currency translation adjustments net of tax of nil	(6,401)	(5,884)	1,234	192	(3,348)	(319)	(50)
Unrealized (realized) gains on available-for-sale investments, net of tax of nil	690	—	—	—	690	(1,729)	(268)

Total other comprehensive (loss)/income, net of tax	(5,711)	(5,884)	1,234	192	(2,658)	(2,048)	(318)
Comprehensive loss	(6,775)	(80,477)	(71,017)	(11,023)	(43,856)	(211,417)	(32,811)
Less: Comprehensive loss attributable to non-controlling interests	798	197	276	43	2,765	834	129

Comprehensive loss attributable to EHang Holdings Limited	(5,977)	(80,280)	(70,741)	(10,980)	(41,091)	(210,583)	(32,682)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	42,022	8,267	8,010	1,243	73,729	30,803	4,781
Plus: Share-based compensation	80	—	—	—	80	—	—

Adjusted gross profit	42,102	8,267	8,010	1,243	73,809	30,803	4,781

Sales and marketing expenses	(8,344)	(10,762)	(10,740)	(1,667)	(23,338)	(30,988)	(4,809)
Plus: Share-based compensation	2,040	4,578	4,652	722	5,282	13,856	2,150

Adjusted sales and marketing expenses	(6,304)	(6,184)	(6,088)	(945)	(18,056)	(17,132)	(2,659)

General and administrative expenses	(16,044)	(42,809)	(36,845)	(5,718)	(43,000)	(125,713)	(19,510)
Plus: Share-based compensation	3,140	12,910	11,741	1,822	9,063	60,982	9,464

Adjusted general and administrative expenses	(12,904)	(29,899)	(25,104)	(3,896)	(33,937)	(64,731)	(10,046)

Research and development expenses	(19,777)	(31,769)	(38,699)	(6,006)	(54,307)	(98,322)	(15,259)
Plus: Share-based compensation	1,078	8,001	8,058	1,251	1,861	23,973	3,721

Adjusted research and development expenses	(18,699)	(23,768)	(30,641)	(4,755)	(52,446)	(74,349)	(11,538)

Operating expenses	(44,165)	(85,340)	(86,284)	(13,391)	(120,645)	(255,023)	(39,578)
Plus: Share-based compensation	6,258	25,489	24,451	3,795	16,206	98,811	15,335

Adjusted operating expenses	(37,907)	(59,851)	(61,833)	(9,596)	(104,439)	(156,212)	(24,243)

Operating loss	(1,810)	(74,910)	(73,329)	(11,381)	(42,090)	(214,445)	(33,280)
Plus: Share-based compensation	6,338	25,489	24,451	3,795	16,286	98,811	15,335

Adjusted operating profit/(loss)	4,528	(49,421)	(48,878)	(7,586)	(25,804)	(115,634)	(17,945)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(1,064)	(74,593)	(72,251)	(11,215)	(41,198)	(209,369)	(32,493)
Plus: Share-based compensation	6,338	25,489	24,451	3,795	16,286	98,811	15,335

Adjusted net income/(loss)	5,274	(49,104)	(47,800)	(7,420)	(24,912)	(110,558)	(17,158)

Net loss attributable to ordinary shareholders	(266)	(74,396)	(71,975)	(11,172)	(38,433)	(208,535)	(32,364)
Plus: Share-based compensation	6,338	25,489	24,451	3,795	16,286	98,811	15,335

Adjusted net income/(loss) attributable to ordinary shareholders	6,072	(48,907)	(47,524)	(7,377)	(22,147)	(109,724)	(17,029)

Adjusted basic and diluted net loss per ordinary share	0.06	(0.44)	(0.43)	(0.07)	(0.20)	(0.99)	(0.15)
Adjusted basic and diluted net loss per ADS	0.12	(0.88)	(0.86)	(0.14)	(0.40)	(1.98)	(0.30)